Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Roche

07027000

SUPPL

RECEIVED SEC MAIL PROCESSING SECTION
SEP 2 6 2007
WASH. D.C. 209

1335

Basel, 25 September 2007

Positive Xeloda five-year overall survival study data in the adjuvant treatment of colon cancer presented at leading European cancer meeting

Five-year follow-up overall survival data from the X-ACT (Xeloda in Adjuvant Colon Cancer Trial) study show that oral chemotherapy Xeloda (capecitabine) is as effective as the current standard treatment – intravenous bolus 5-FU/LV (5-fluorouracil/leucovorin) – in the adjuvant treatment of Dukes' C colon cancer. These data were presented today at the 14th European Cancer Conference (ECCO) in Barcelona, Spain.

Results show five-year overall survival rates for Xeloda at 71.4 percent compared to 68.4 percent in the 5-FU/LV arm. Additional data presented at the meeting from a previous analysis show that Xeloda is also comparable to 5-FU/LV with respect to disease-free survival (DFS) and relapse-free survival (RFS).

"These updated five-year overall survival data provide further proof that Xeloda can be a safe and effective alternative to the current standard of care for adjuvant colorectal cancer, which can require upwards of 30 clinic visits over the 24-week treatment course," said Dr. Howard Burris of the Sarah Cannon Research Institute, Nashville, Tenn., and lead U.S. investigator in the study. "Based on this evidence, physicians – especially those who have relied on 5-FU/LV – should feel confident about exploring Xeloda as a treatment option with their patients who could benefit from the flexibility of oral chemotherapy."

Previous results from the X-ACT study also show that Xeloda is more cost-effective than the Mayo Clinic regimen (the current standard treatment) and is associated with fewer side effects. Additionally, many of the side effects can be easily managed by altering the dose without compromising efficacy[1],[2]. In the same analysis, costs for medicines to treat side effects, such as nausea and diarrhea, were cut by nearly 75 percent in the Xeloda arm compared to use of intravenous 5-FU/LV.

PROCESSED
OCT 0 3 2007
THOMSON FINANCIAL

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[1] Cassidy J, et al. Annals of Oncology 2002; 13: 566-575
[2] Blum J, et al. Cancer 2001; 92(7): 1759-1768

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

"We are pleased to see that Xeloda is standing up to its initial promise as an alternative to 5-FU/LV," said Lars Birgerson, Vice President, Medical Affairs, Roche. "Roche is committed to providing colon cancer patients with the safest and most effective treatment options that allow patients to continue their active lifestyles."

Colorectal cancer is the third most common cancer in the United States. The American Cancer Society estimates that in 2007 more than 153,500 people in the U.S. will be diagnosed and about 52,000 people will die from the disease, accounting for almost 10 percent of all cancer deaths. When colorectal cancer is detected at an early, localized stage, the five-year survival is 90 percent; however, only 39 percent of colorectal cancers are diagnosed at this stage, mostly due to low rates of screening.

About the X-ACT Trial

The international, Phase III X-ACT trial enrolled 1,987 patients (1,004 patients were randomly assigned to Xeloda; 983 patients were assigned to intravenous 5-FU/LV) who were treated for a period of 24 weeks between 1998 and 2001 at 164 centers worldwide. The primary study objective was to show equivalence in disease-free survival between Xeloda and intravenous 5-FU/LV. Secondary objectives included: relapse-free survival, overall survival and safety. Xeloda three-year disease-free survival and relapse-free survival rates demonstrated non-inferiority to 5-FU/LV (intent-to-treat analysis, $P < 0.0001$; $P=0.0407$, respectively). Xeloda was associated with fewer adverse events than 5-FU/LV ($P < 0.001$). With a median follow-up of 7 years, updated study results presented at ECCO show five-year overall survival rates for Xeloda at 71.4 percent compared to 68.4 percent in the 5-FU/LV arm.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Roche

RECEIVED SEP 2 6 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 1335

Avastin achieves impressive rate of complete resections (R0) in patients with advanced colorectal cancer

Largest series of patients with successful surgery reported in large, prospective clinical trial

New data from the large international *First BEAT* trial unveiled today at the European Cancer Conference (ECCO) demonstrate that a high number of patients treated with Avastin plus standard chemotherapy for their colorectal cancer underwent complete surgical removal of their metastatic lesions. Complete removal of metastatic lesions was achieved in almost 80% of patients who were previously considered inoperable. This outcome with Avastin is higher than has been previously seen in trials with other biologics/chemotherapy combinations.

The *First BEAT* trial included 1,965 patients with advanced colorectal cancer with primarily inoperable metastatic disease. Patients received Avastin in combination with the commonly used fluoropyrimidine based chemotherapy regimens* as first line treatment and were assessed for their suitability for potentially curative surgery during the course of the treatment.

"The complete resection of metastatic lesions is the only option for cure in patients with metastatic colorectal cancer. Therefore these results represent a major step forward for the patient." said Dr Mondher Mahjoubi, Global Head Medical Affairs Oncology, Roche. "The high rates of successful, curative surgery achieved with Avastin plus standard chemotherapy are impressive, especially because First BEAT is a trial looking at a general, real life patient population".

First BEAT results presented at ECCO demonstrated that 215 (11.5%) of all patients included in the current data analysis (1,914) became eligible for and underwent surgery with curative intent during the course of treatment. Successful, complete removal of the metastatic lesions (R0 resection) was achieved in 170 patients, an impressive success rate of 79%. The best outcomes as expected were achieved in the subgroup of patients with metastatic disease confined to the liver only (n=704). In this subgroup, 102 (14.5%) patients underwent surgical removal of their liver metastases in curative intent with successful complete (R0) resection achieved in 81 patients.

No increase in wound-healing complications or bleeding incidents was observed compared with historical controls underlining the favourable safety profile of Avastin in this setting.

* The chemotherapy regimens selected were at the treating physician's discretion. The most commonly used were FOLFOX, XELOX, FOLFIRI and Xeloda (capecitabine) which is a reflection of current clinical practice.

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations
email:
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14

Colorectal cancer is the third most common cancer with approximately one million new cases worldwide every year. It is estimated that over 50% of people diagnosed with colorectal cancer will die of the disease[1].

About First BEAT

First BEAT is an international phase IV trial which has enrolled 1965, community based patients from 41 countries worldwide. Patients diagnosed with unresectable metastatic disease received Avastin in combination with standard first line chemotherapy; the most common regimens were FOLFOX, XELOX, FOLFIRI and Xeloda (capecitabine). The dose of Avastin used was equivalent to 2.5 mg/kg/week (5 mg/kg every 2 weeks with 5-FU-based regimens and 7.5 mg/kg every 3 weeks with capecitabine-based regimens).

First BEAT completed recruitment in February 2006. The primary endpoint was safety. General efficacy and surgery with curative intent were preplanned secondary endpoints and data were collected in a prospective fashion. Efficacy data from the BEAT trial are continuing to be evaluated with further data presentations expected at upcoming oncology conferences.

About Colorectal Cancer

Colorectal cancer, also known as bowel cancer, can occur anywhere in the colon or rectum. Cancer develops when the normal process of renewal among the cells lining the bowel is interrupted. A tumour may form which, if detected at an early stage, can be removed. However, there are often no initial symptoms and the cancer may have spread to other parts of the body before it is detected.

It is estimated that over half the people diagnosed with colorectal cancer will die of the disease[1]. Nearly 945,000 new cases are diagnosed worldwide each year and the disease accounts for 492,000 deaths[2]. Colorectal cancer is the second most common cause of death from cancer across all cancer types in men and women in Europe[3].

Treatment options are limited and vary in accordance with the stage of the cancer – its size, position and whether it has spread. Surgery is the main treatment option and may be used in combination with radiotherapy and chemotherapy. Chemotherapy is often given after surgery to try and reduce the chances of the cancer reoccurring. It is also given when the cancer is advanced and has spread to other parts of the body. In spite of these options the five-year survival rate following detection and treatment of colorectal cancer remains at only 50%[1].

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called

VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Avastin has now demonstrated a progression-free and/or overall survival benefit for patients in four cancer types, namely: colorectal, breast, lung and renal cell cancer.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant i.e. post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk, Cancer: www.health-kiosk.ch/start_krebs
- Avastin: www.avastin-info.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

References

1. Boyle P, Langman JS. ABC of colorectal cancer. Epidemiology. BMJ 2000; 321:805–808
2. Ferlay J, Bray F, Pisani P and Parkin DM. GLOBOCAN 2002: Cancer Incidence, Mortality and Prevalence Worldwide IARC CancerBase No. 5. version 2.0, IARCPress, Lyon, 2004
3. Ferlay J, et al. Estimates of the cancer incidence and mortality in Europe in 2006. Annals of Oncology. 2007; 18: 581-92

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